Exhibit 99.1

ZKH Group Limited Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

SHANGHAI, March 19, 2026 – ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair, and operations (“MRO”) procurement service platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter and Fiscal Year 2025 Operational and Financial Highlights

	Fourth Quarter				Fiscal Year
	2024	2025	Change		2024	2025	Change

	(in thousand RMB, except for number of customers, percentage and basis points(“bps”))
GMV[1]	2,690,311	2,918,297	8.5%		10,479,461	10,133,428	-3.3%
GMV by Platform
ZKH Platform	2,435,037	2,638,242	8.3%		9,475,550	9,103,399	-3.9%
GBB Platform	255,274	280,055	9.7%		1,003,911	1,030,029	2.6%
GMV by Business Model
Product Sales (1P)	2,324,005	2,499,633	7.6%		8,530,328	8,828,963	3.5%
Marketplace (3P)[2]	366,306	418,664	14.3%		1,949,133	1,304,465	-33.1%
Number of Customers[3]	46,192	73,803	59.8%		83,958	155,829	85.6%
Net Revenues	2,370,223	2,557,238	7.9%		8,761,318	8,987,738	2.6%
Gross Profit	404,998	396,380	-2.1%		1,510,471	1,475,662	-2.3%
% of Net Revenues	17.1%	15.5%	-158.7	bps	17.2%	16.4%	-82.2	bps
Operating Loss	(32,589)	(28,229)	-13.4%		(338,770)	(213,337)	-37.0%
% of Net Revenues	-1.4%	-1.1%	27.1	bps	-3.9%	-2.4%	149.3	bps
Non-GAAP EBITDA[4]	(13,330)	19,725	-		(193,258)	(79,347)	-58.9%
% of Net Revenues	-0.6%	0.8%	133.4	bps	-2.2%	-0.9%	132.3	bps
Net (Loss)/Profit	(29,102)	4,797	-		(268,043)	(139,742)	-47.9%
% of Net Revenues	-1.2%	0.2%	141.5	bps	-3.1%	-1.6%	150.5	bps
Non-GAAP Adjusted Net (Loss)/Profit[5]	(15,033)	14,860	-		(159,527)	(85,923)	-46.1%
% of Net Revenues	-0.6%	0.6%	121.5	bps	-1.8%	-1.0%	86.5	bps

Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH, stated, “In the fourth quarter, we achieved accelerated year-over-year GMV and revenue growth and returned to profitability, closing the year on a strong note. This performance marks the start of a fundamentally healthier, more resilient growth phase for the Company. Our momentum was powered by a broad-based expansion of our customer base, particularly among small and medium-sized enterprises (SMEs) underpinned by an increasingly diverse product portfolio, a stronger supplier network, and enhanced fulfillment capabilities. Notably, our ongoing investments in AI are already delivering measurable commercial impact and meaningful productivity gains across our operations. With a solid foundation and durable growth drivers firmly in place, we are well positioned to deliver sustainable, high-quality growth over the long term.”

1 GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, excluding taxes, net of the returned amount.

2 The marketplace model accounted for 14.3% of GMV in the fourth quarter and 12.9% for full year 2025, compared with 13.6% and 18.6% in the corresponding periods of 2024.

3 Customers are customers that transacted with the Company during the reporting period, mainly comprised of enterprise customers in various industries.

4 Non-GAAP EBITDA is defined as net profit/(loss) before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses.

5 Non-GAAP adjusted net (loss)/profit is defined as net (loss)/profit excluding share-based compensation expenses.

Mr. Max Chun Chiu Lai, Chief Financial Officer of ZKH, added, “We delivered solid revenue growth and achieved profitability on both a GAAP and non-GAAP basis during the fourth quarter, marking a significant improvement in our earnings profile. Operational efficiency continued to improve, with disciplined cost management, expanding scale and broader AI adoption driving down operating expenses year-over-year in both absolute terms and as a percentage of revenue. At the same time, an expanding SME customer base and the growing contribution from private-label products are strengthening our margin foundation. Looking ahead, we remain focused on enhancing operational efficiency and driving profitability to build a more resilient, sustainable foundation for future growth.”

Fourth Quarter and Fiscal Year 2025 Business Highlights

•	Business Momentum. Following proactive strategic optimization implemented over the past several quarters, the Company’s operating performance showed clear signs of inflection point in the second half of 2025. Overall GMV largely recovered to prior-year levels in the third quarter, and accelerated in the fourth quarter on a year-over-year basis. This performance was supported by continued expansion across both SME and key accounts segments. GMV from SME customers on the ZKH platform sustained strong double-digit growth in the fourth quarter, while certain SOE customers previously impacted by strategic optimization returned to year-over-year growth and achieved a sequential expansion of over 20%.

•	Product Capabilities. The Company added more than 5.7 million sellable SKUs during the year, bringing the total to approximately 23 million and further expanding coverage of professional MRO categories such as fasteners, factory automation components, chemical reagents, and test instruments. At the same time, higher-margin private-label products accounted for approximately 8.3% of total GMV in 2025, up from 6.7% in 2024, with 349 new products launched during the quarter.

•	Fulfillment Network. The Company continued to optimize its multi-tier fulfillment infrastructure to enhance operational efficiency and service capabilities. The Company established a new Chengdu (成都) chemical warehouse in the fourth quarter. The fulfillment network now comprises 30 distribution centers and more than 100 transit warehouses, supported by over 200 self-operated delivery vehicles and more than 5,500 EVM smart vending machines deployed at customer production sites. Through-warehouse fulfillment fees fell for the eighth consecutive quarter, decreasing by approximately 13% year-over-year, reflecting continued improvements in the Company’s warehousing efficiency.

•	AI Capabilities. The Company continued to execute on its AI strategy, embedding AI more deeply across operations and accelerating the translation of technological innovation into tangible commercial value.

○	At the data layer, the Company’s proprietary data assets expanded to petabyte scale, supporting the Company’s AI model with billions of parameters and providing a robust foundation for ongoing AI development. In 2025, token usage nearly doubled, with monthly usage exceeding 80 billion tokens, reflecting the rapid scaling of AI-powered capabilities across the Company’s operations. Looking ahead, the Company expects token usage to increase by at least tenfold over the next two to three years. Meanwhile, the average cost per million tokens decreased year over year, driven by ongoing improvements in infrastructure efficiency.

○	At the model layer, the Company launched the industry’s first MRO vertical large language model, “H-Nimble (行家玲珑)”, in 2025, which completed regulatory filing with the Cyberspace Administration of China in September.

○	At the application layer, AI has been increasingly embedded into core business workflows, supporting both revenue generation and operational efficiency improvements. Key applications include:

-	The ProductRecom Agent (AI推品大脑), launched in the fourth quarter of 2024, served more than 30,000 customers in 2025 and generated over RMB200 million in cumulative sales by improving supply and demand matching and conversion efficiency.
-	The Company deployed more than 5,000 robotic process automation (RPA) digital employees, which exceeded the size of its human workforce and have become core infrastructure supporting scalable intelligent operations. Together, they saved a substantial amount of labor hours during the year.
-	The AI Smart Workbench (AI智能工作台) significantly reduced cross-system manual operations and enabled the transition of business processes from a high-touch to a low-touch operating model. In 2025, the AI Smart Workbench autonomously executed more than 520,000 system operations and improved productivity in process-intensive roles, with customer service and procurement productivity up approximately 45% and 50%, respectively, year over year.

•	International Expansion. Capitalizing on the overseas expansion of Chinese manufacturers, the Company’s international business delivered approximately 50% sequential GMV growth and a 20% increase in customer count during the quarter. Global fulfillment coverage now extends to 17 countries.

Fourth Quarter 2025 Financial Results

Net Revenues. Net revenues were RMB2,557.2 million (US$365.7 million), representing an increase of 7.9% from RMB2,370.2 million in the same period of 2024.

	Fourth Quarter
	2024	2025	Change
	(in thousand RMB, except for percentage)
Net Revenues	2,370,223	2,557,238	7.9%
Net Product Revenues	2,303,451	2,493,894	8.3%
From ZKH Platform	2,049,520	2,219,273	8.3%
From GBB Platform	253,931	274,621	8.1%
Net Service Revenues	51,226	49,700	-3.0%
Other Revenues	15,546	13,644	-12.2%

Cost of Revenues. Cost of revenues was RMB2,160.9 million (US$309.0 million), representing an increase of 10.0% from RMB1,965.2 million in the same period of 2024.

Gross Profit and Gross Margin. Gross profit was RMB396.4 million (US$56.7 million), representing a decrease of 2.1% from RMB405.0 million in the same period of 2024. Gross margin was 15.5%, compared with 17.1% in the same period of 2024. The decrease was primarily attributable to changes in product mix that diluted gross profit margin, partially offset by an increased contribution from higher-margin private-label products.

	Fourth Quarter
	2024	2025	Change
	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	404,998	396,380	-2.1%
% of Net Revenues	17.1%	15.5%	-158.7	bps
% of GMV	15.1%	13.6%	-147.1	bps
Under Product Sales (1P)
ZKH Platform	335,894	331,613	-1.3%
% of Net Product Revenues from ZKH Platform	16.4%	14.9%	-144.6	bps
GBB Platform	13,958	14,131	1.2%
% of Net Product Revenues from GBB Platform	5.5%	5.1%	-35.1	bps
Under Marketplace (3P)	51,226	49,700	-3.0%
% of Net Service Revenues	100.0%	100.0%	-
% of GMV from the Marketplace Model (Take Rate6)	14.0%	11.9%	-211.3	bps
Others	3,920	936	-76.1%
% of Other Revenues	25.2%	6.9%	-1,835.5	bps

Operating Expenses. Operating expenses were RMB424.6 million (US$60.7 million), down 3.0% from RMB437.6 million in the same period of 2024. Operating expenses were 16.6% of net revenues, compared with 18.5% in the same period of 2024.

•	Fulfillment Expenses. Fulfillment expenses were RMB87.6 million (US$12.5 million), down 7.8% from RMB95.1 million in the same period of 2024, primarily due to lower warehouse rental costs and employee benefit expenses. Fulfillment expenses were 3.4% of net revenues, compared with 4.0% in the same period of 2024.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB153.0 million (US$21.9 million), up 0.9% from RMB151.6 million in the same period of 2024, primarily due to higher employee benefit expenses, partially offset by lower travel, marketing and promotion expenses. Sales and marketing expenses were 6.0% of net revenues, compared with 6.4% in the same period of 2024.

•	Research and Development Expenses. Research and development expenses were RMB44.1 million (US$6.3 million), up 6.4% from RMB41.4 million in the same period of 2024, primarily due to higher employee benefit expenses. Research and development expenses were 1.7% of net revenues, flat year over year.

•	General and Administrative Expenses. General and administrative expenses were RMB139.9 million (US$20.0 million), down 6.4% from RMB149.5 million in the same period of 2024, primarily due to lower loss on inventory write down and disposal, share-based compensation expenses, and employee benefit expenses, partially offset by higher credit loss allowances. General and administrative were 5.5% of net revenues, compared with 6.3% in the same period of 2024.

Loss from Operations. Loss from operations was RMB28.2 million (US$4.0 million), compared with RMB32.6 million in the same period of 2024. Operating loss margin was 1.1%, compared with 1.4% in the same period of 2024.

6 Take rate of the marketplace model represents gross profit from the marketplace model divided by GMV from the marketplace model.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB19.7 million (US$2.8 million), compared with negative RMB13.3 million in the same period of 2024. Non-GAAP EBITDA margin was 0.8%, compared with negative 0.6% in the same period of 2024.

Net Profit/(Loss). Net profit was RMB4.8 million (US$0.7 million), compared with net loss of RMB29.1 million in the same period of 2024. Net profit margin was 0.2%, compared with net loss margin of 1.2% in the same period of 2024.

Non-GAAP Adjusted Net Profit/(Loss). Non-GAAP adjusted net profit was RMB14.9 million (US$2.1 million), compared with non-GAAP adjusted net loss of RMB15.0 million in the same period of 2024. Non-GAAP adjusted net profit margin was 0.6%, compared with non-GAAP adjusted net loss margin of 0.6% in the same period of 2024.

Basic and Diluted Net Profit/(Loss) per ADS7 and Non-GAAP Adjusted Basic and Diluted Net Profit/(Loss) per ADS8. Basic and diluted net profit per ADS was RMB0.03 (US$0.004), compared with basic and diluted net loss per ADS of RMB0.18 in the same period of 2024. Non-GAAP adjusted basic and diluted net profit per ADS were RMB0.09 (US$0.01), compared with basic and diluted net loss per ADS of RMB0.09 in the same period of 2024.

Fiscal Year 2025 Financial Results

Net Revenues. Net revenues were RMB8,987.7 million (US$1,285.2 million), representing an increase of 2.6% from RMB8,761.3 million in 2024.

	Fiscal Year
	2024	2025	Change
	(in thousand RMB, except for percentage)
Net Revenues	8,761,318	8,987,738	2.6%
Net Product Revenues	8,449,468	8,766,751	3.8%
From ZKH Platform	7,450,211	7,757,464	4.1%
From GBB Platform	999,257	1,009,287	1.0%
Net Service Revenues	244,707	171,264	-30.0%
Other Revenues	67,143	49,723	-25.9%

Cost of Revenues. Cost of revenues was RMB7,512.1 million (US$1,074.2 million), representing an increase of 3.6% from RMB7,250.8 million in 2024. The increase was in line with the growth in product revenues.

Gross Profit and Gross Margin. Gross profit was RMB1,475.7 million (US$211.0 million), representing a decrease of 2.3% from RMB1,510.5 million in 2024. Gross margin was 16.4%, compared with 17.2% in 2024, mainly due to a lower revenue contribution from the marketplace model, which yields a 100% gross margin under the net revenue recognition. Nevertheless, gross profit as a percentage of GMV was 14.6%, compared with 14.4% in 2024.

7 ADSs are American depositary shares, each of which represents thirty-five (35) Class A ordinary shares of the Company.

8 Non-GAAP adjusted basic and diluted net profit/(loss) per ADS is a non-GAAP financial measure, which is calculated by dividing non-GAAP adjusted net profit/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ADSs.

	Fiscal Year
	2024	2025	Change
	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	1,510,471	1,475,662	-2.3%
% of Net Revenues	17.2%	16.4%	-82.2	bps
% of GMV	14.4%	14.6%	14.9	bps
Under Product Sales (1P)
ZKH Platform	1,192,189	1,230,515	3.2%
% of Net Product Revenues from ZKH Platform	16.0%	15.9%	-14.0	bps
GBB Platform	55,243	65,752	19.0%
% of Net Product Revenues from GBB Platform	5.5%	6.5%	98.6	bps
Under Marketplace (3P)	244,707	171,264	-30.0%
% of Net Service Revenues	100.0%	100.0%	-
% of GMV from the Marketplace Model (Take Rate)	12.6%	13.1%	57.4	bps
Others	18,332	8,131	-55.6%
% of Other Revenues	27.3%	16.4%	-1,095.0	bps

Operating Expenses. Operating expenses were RMB1,689.0 million (US$241.5 million), a decrease of 8.7% from RMB1,849.2 million in 2024. Operating expenses as a percentage of net revenues were 18.8%, compared with 21.1% in 2024.

•	Fulfillment Expenses. Fulfillment expenses were RMB362.2 million (US$51.8 million), a decrease of 7.5% from RMB391.7 million in 2024. The decrease was primarily attributable to lower warehouse rental costs and employee benefit expenses. Fulfillment expenses as a percentage of net revenues were 4.0%, compared with 4.5% in 2024.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB585.0 million (US$83.7 million), a decrease of 8.8% from RMB641.5 million in 2024. The decrease was primarily attributable to lower travel expenses and employee benefit expenses. Sales and marketing expenses as a percentage of net revenues were 6.5%, compared with 7.3% in 2024.

•	Research and Development Expenses. Research and development expenses were RMB165.5 million (US$23.7 million), a decrease of 2.3% from RMB169.5 million in 2024. The decrease was primarily attributable to lower employee benefit expenses. Research and development expenses as a percentage of net revenues were 1.8%, compared with 1.9% in 2024.

•	General and Administrative Expenses. General and administrative expenses were RMB576.3 million (US$82.4 million), a decrease of 10.9% from RMB646.5 million in 2024. The decrease was primarily attributable to lower share-based compensation expenses and credit loss allowances. General and administrative expenses as a percentage of net revenues were 6.4%, compared with 7.4% in 2024.

Loss from Operations. Loss from operations was RMB213.3 million (US$30.5 million), compared with RMB338.8 million in 2024. Operating loss margin was 2.4%, compared with 3.9% in 2024.

Non-GAAP EBITDA. Non-GAAP EBITDA was negative RMB79.3 million (US$11.3 million), compared with negative RMB193.3 million in 2024. Non-GAAP EBITDA margin was negative 0.9%, compared with negative 2.2% in 2024.

Net Loss. Net loss was RMB139.7 million (US$20.0 million), compared with RMB268.0 million in 2024. Net loss margin was 1.6%, compared with 3.1% in 2024.

Non-GAAP Adjusted Net Loss. Non-GAAP adjusted net loss was RMB85.9 million (US$12.3 million), compared with RMB159.5 million in 2024. Non-GAAP adjusted net loss margin was 1.0%, compared with 1.8% in 2024.

Basic and Diluted Net Loss per ADS and Non-GAAP Adjusted Basic and Diluted Net Loss per ADS. Basic and diluted net loss per ADS were RMB0.86 (US$0.12), compared with RMB1.64 in 2024. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.53 (US$0.08), compared with RMB0.97 in 2024.

Balance Sheet and Cash Flow

As of December 31, 2025, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB1.92 billion (US$274.2 million), compared with RMB2.06 billion as of December 31, 2024.

Net cash generated from operating activities was RMB116.1 million (US$16.6 million) in the fourth quarter of 2025, compared with RMB170.7 million in the same period of 2024. For full-year 2025, net cash generated from operating activities was RMB13.7 million (US$2.0 million), compared with RMB229.1 million in 2024.

Share Repurchase Update

Pursuant to the Company’s share repurchase program of up to US$50 million, adopted on June 13, 2025 and effective through June 13, 2026, the Company repurchased an aggregate of approximately 1.4 million ADSs for approximately US$ 4.4 million from the open market as of February 28, 2026.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Thursday, March 19, 2026, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the fourth quarter and fiscal year of 2025.

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
Access Code:	0749989

The replay will be accessible through March 26, 2026 by dialing the following numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	5742991

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.zkh.com.

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, underpinned by robust supply chain capabilities and dedicated to serving customers globally through a product-led, agentic AI-driven approach. Through its primary online platforms, the ZKH platform, the GBB platform and the Northsky platform, along with innovative technology and extensive industry expertise, the Company provides bespoke MRO procurement solutions to a diverse and loyal customer base. These solutions encompass hyper-personalized product curation from a comprehensive selection of quality products at competitive prices. Additionally, the Company ensures timely and reliable product delivery through professional fulfillment services. By focusing on reducing procurement costs and addressing management efficiency challenges, ZKH is transforming the opaque MRO procurement process and empowering all stakeholders across the value chain.

For more information, please visit: https://ir.zkh.com.

Use of Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP adjusted net (loss)/profit, non-GAAP adjusted net (loss)/profit per ADS, basic and diluted, and non-GAAP EBITDA. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

The Company defines non-GAAP adjusted net (loss)/profit for a specific period as net loss in the same period excluding share-based compensation expenses. The Company defines non-GAAP EBITDA as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. Non-GAAP adjusted net (loss)/profit per ADS is calculated by dividing adjusted net (loss)/profit attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares during the periods and then multiplied by 35.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net loss and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. The Company also believes that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

The non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measures as substitutes for, or superior to, their most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release and ZKH’s strategic and operational plans contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Christensen Advisory

Email: zkh@christensencomms.com

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,423,943	1,030,573	147,370
Restricted cash	92,939	61,871	8,847
Short-term investments	543,978	825,289	118,015
Accounts receivable (net of allowance for credit losses of RMB145,789 and RMB159,923 as of December 31, 2024 and December 31, 2025, respectively)	3,090,323	3,257,162	465,768
Notes receivable	234,213	113,291	16,200
Inventories	625,390	669,825	95,784
Prepayments and other current assets	179,387	180,188	25,767
Total current assets	6,190,173	6,138,199	877,751

Non-current assets:
Property and equipment, net	183,572	186,185	26,624
Land use right	10,808	10,582	1,513
Operating lease right-of-use assets, net	179,945	142,205	20,335
Intangible assets, net	15,931	21,871	3,128
Goodwill	30,807	30,807	4,405
Total non-current assets	421,063	391,650	56,005
Total assets	6,611,236	6,529,849	933,756

Liabilities
Current liabilities:
Short-term borrowings	311,000	240,000	34,320
Current portion of long-term borrowings	997	2,305	330
Accounts and notes payable	2,553,396	2,718,941	388,803
Operating lease liabilities	81,379	50,202	7,179
Advance from customers	27,433	27,152	3,883
Accrued expenses and other current liabilities	365,333	378,566	54,134
Derivatives	-	8,624	1,232
Total current liabilities	3,339,538	3,425,790	489,881

Non-current liabilities:
Long-term borrowings	38,887	42,651	6,099
Non-current operating lease liabilities	109,096	91,894	13,141
Other non-current liabilities	25,224	28,181	4,030
Total non-current liabilities	173,207	162,726	23,270
Total liabilities	3,512,745	3,588,516	513,151

	As of December 31,	As of December 31,
	2024	2025
	RMB	RMB	US$
ZKH Group Limited shareholders’ equity:
Ordinary shares (USD0.0000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized; 5,658,952,794 and 5,682,357,714 shares issued and 5,601,860,619 and 5,563,528,436 shares outstanding as of December 31, 2024 and December 31, 2025, respectively)	4	4	1
Additional paid-in capital	8,305,304	8,370,941	1,197,028
Statutory reserves	6,303	6,566	939
Accumulated other comprehensive income/(loss)	4,764	(37,288)	(5,332)
Accumulated deficit	(5,177,126)	(5,317,131)	(760,340)
Treasury stock	(40,758)	(81,759)	(11,691)
Total ZKH Group Limited shareholders’ equity	3,098,491	2,941,333	420,605
Total liabilities and shareholders’ deficit	6,611,236	6,529,849	933,756

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS)/PROFIT

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,303,451	2,493,894	356,622	8,449,468	8,766,751	1,253,629
Net service revenues	51,226	49,700	7,107	244,707	171,264	24,490
Other revenues	15,546	13,644	1,951	67,143	49,723	7,110
Total net revenues	2,370,223	2,557,238	365,680	8,761,318	8,987,738	1,285,229
Cost of revenues	(1,965,225)	(2,160,858)	(308,999)	(7,250,847)	(7,512,076)	(1,074,213)
Operating expenses
Fulfillment	(95,066)	(87,647)	(12,533)	(391,687)	(362,173)	(51,790)
Sales and marketing	(151,556)	(152,951)	(21,872)	(641,519)	(585,039)	(83,659)
Research and development	(41,444)	(44,095)	(6,306)	(169,496)	(165,518)	(23,669)
General and administrative	(149,521)	(139,916)	(20,008)	(646,539)	(576,269)	(82,405)
Loss from operations	(32,589)	(28,229)	(4,038)	(338,770)	(213,337)	(30,507)
Interest and investment income	14,467	11,400	1,630	64,246	50,088	7,162
Interest expense	(2,819)	(2,617)	(374)	(19,003)	(11,350)	(1,623)
Others, net	(7,893)	24,730	3,536	26,497	35,546	5,083
(Loss)/profit before income tax	(28,834)	5,284	754	(267,030)	(139,053)	(19,885)
Income tax expenses	(268)	(487)	(70)	(1,013)	(689)	(99)
Net (loss)/profit	(29,102)	4,797	684	(268,043)	(139,742)	(19,984)
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Less: net loss attributable to redeemable non-controlling interests	-	-	-	-	-	-
Net (loss)/profit attributable to ZKH Group Limited	(29,102)	4,797	684	(268,043)	(139,742)	(19,984)
Accretion on preferred shares to redemption value	-	-	-	-	-	-
Net (loss)/profit attributable to ZKH Group Limited's ordinary shareholders	(29,102)	4,797	684	(268,043)	(139,742)	(19,984)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/profit	(29,102)	4,797	684	(268,043)	(139,742)	(19,984)
Other comprehensive income/(loss):
Foreign currency translation adjustments	51,569	(20,276)	(2,899)	29,918	(42,052)	(6,013)
Total comprehensive income/(loss)	22,467	(15,479)	(2,215)	(238,125)	(181,794)	(25,997)
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Less: comprehensive loss attributable to redeemable non-controlling interests	-	-	-	-	-	-
Comprehensive income/(loss) attributable to ZKH Group Limited	22,467	(15,479)	(2,215)	(238,125)	(181,794)	(25,997)
Accretion on Preferred Shares to redemption value	-	-	-	-	-	-
Total comprehensive income/(loss) attributable to ZKH Group Limited's ordinary shareholders	22,467	(15,479)	(2,215)	(238,125)	(181,794)	(25,997)

Net (loss)/profit per ordinary share attributable to ordinary shareholders
Basic	(0.01)	0.00	0.00	(0.05)	(0.02)	(0.00)
Diluted	(0.01)	0.00	0.00	(0.05)	(0.02)	(0.00)
Weighted average number of shares
Basic	5,713,526,267	5,666,794,694	5,666,794,694	5,736,262,553	5,686,064,402	5,686,064,402
Diluted	5,713,526,267	5,669,349,811	5,669,349,811	5,736,262,553	5,686,064,402	5,686,064,402

Net (loss)/profit per ADS attributable to ordinary shareholders
Basic	(0.18)	0.03	0.00	(1.64)	(0.86)	(0.12)
Diluted	(0.18)	0.03	0.00	(1.64)	(0.86)	(0.12)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic	163,243,608	161,908,420	161,908,420	163,893,216	162,458,983	162,458,983
Diluted	163,243,608	161,981,423	161,981,423	163,893,216	162,458,983	162,458,983

ZKH GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/profit	(29,102)	4,797	684	(268,043)	(139,742)	(19,984)
Income tax expenses	268	487	70	1,013	689	99
Interest expenses	2,819	2,617	374	19,003	11,350	1,623
Depreciation and amortization expense	12,685	11,824	1,691	54,769	48,356	6,915
Non-GAAP EBITDA	(13,330)	19,725	2,819	(193,258)	(79,347)	(11,347)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025		December 31, 2024	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/profit	(29,102)	4,797	684	(268,043)	(139,742)	(19,984)
Add:
Share-based compensation expenses	14,069	10,063	1,440	108,516	53,819	7,695
Non-GAAP adjusted net (loss)/profit	(15,033)	14,860	2,124	(159,527)	(85,923)	(12,289)

Non-GAAP adjusted net (loss)/profit attributable to ordinary shareholders per share
Basic	(0.00)	0.00	0.00	(0.03)	(0.02)	(0.00)
Diluted	(0.00)	0.00	0.00	(0.03)	(0.02)	(0.00)
Weighted average number of ordinary shares
Basic	5,713,526,267	5,666,794,694	5,666,794,694	5,736,262,553	5,686,064,402	5,686,064,402
Diluted	5,713,526,267	5,669,349,811	5,669,349,811	5,736,262,553	5,686,064,402	5,686,064,402

Non-GAAP adjusted net (loss)/profit attributable to ordinary shareholders per ADS
Basic	(0.09)	0.09	0.01	(0.97)	(0.53)	(0.08)
Diluted	(0.09)	0.09	0.01	(0.97)	(0.53)	(0.08)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic	163,243,608	161,908,420	161,908,420	163,893,216	162,458,983	162,458,983
Diluted	163,243,608	161,981,423	161,981,423	163,893,216	162,458,983	162,458,983